8/15

05008945

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora

*CURRENT ADDRESS

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34760 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/15/05

Cu
Ni
Ag

AURORA
Annual Report 2004

AURORA PLATINUM CORP.

2004 in Review

- Advanced the Company's Foy and Footwall Sudbury projects (Aurora 60% joint venture with Falconbridge Limited 40%) by producing a three-dimensional computer generated model of the Falconbridge and East mines that will be merged into a common database structure and used to assist in generating exploration targets in 2005.

- Advanced the Crazy Creek copper-PGM prospect on the Foy Offset Dyke in Sudbury to drilling stage (joint venture with Inco Limited and Falconbridge Limited).

- Earned 60% interest in the Nickel Lake Property (joint venture option agreement with Inco Limited) by completing the 2004 drilling program and extending the known nickel-copper-PGM mineralization and defining new targets.

- Advanced the Company's 100% owned North Range Project in the Sudbury Mining Camp to the drilling stage with footwall-type copper-PGM rich mineralization as the target.

- Earned 70% in both the Midrim and Belleterre nickel-copper-PGM projects in the Temiscamingue Region in western Québec and signed a 50/50 joint venture agreement with Fieldex Exploration Inc. to explore the eastern part of this belt.

- Continued the Abitibi AEM database compilation to identify nickel-copper-PGM targets in the Abitibi, and increased the asset value of the Company through equity interests in affiliated companies - Lake Shore Gold Corp. and Superior Diamonds Inc.

2005 Directions

- Continue to build reserves/resources in the Sudbury projects on both the Falconbridge Limited and Inco Limited joint venture properties (Foy Offset and Footwall); expand our previously defined Nickel Lake zone of nickel-copper-PGM rich mineralization; and explore for new mineralized zones on the Foy joint venture ground, including the Crazy Creek Zone of Footwall-style copper-PGM rich mineralization and the Sudbury Igneous Complex contact to the south of Nickel Lake.

- Initiate a first phase drill program on the Company's 100% owned North Range claim group, targeting near surface conductors related to Footwall-type copper-PGM rich mineralization.

- Drill our new gold and base metals showings in the Belleterre-Temiscamingue area of Québec, and expand our activities into the belt's newly discovered komatiitic nickel terrains.

- Complete the GIS Database and begin the nickel-copper-PGM property acquisition phase in the Abitibi Belt of Ontario and Québec. Nickel-copper-PGM projects owned 100% by the Company in northwestern Ontario will be advanced through option agreements with partners.

Aurora has maintained a strong treasury going into 2005 and will focus its exploration efforts on the Company's Sudbury properties. Strong metal prices (especially nickel) have given this camp renewed life with new discoveries in non-traditional environments. Our property position is enviable in this regard as are our resource assets in Sudbury.

I thank the Company's Board of Directors for their continued support in 2004. I would also like to acknowledge the support and encouragement of our joint venture partners during the past year. Successful exploration is the effective use of the ideas and experience of many, and our joint venture partners have given freely of both. And most importantly, I wish to acknowledge the dedicated effort of our employees and the support of our shareholders.

On Behalf of the Board,

DANIEL G INNES
President and Chief Executive Officer

April 10, 2005

DECEMBER 31, 2004 AND 2003

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Aurora Platinum Corp. (the "Company" or "Aurora"), dated as at April 14, 2005, should be read in conjunction with the audited financial statements including the notes thereto for the years ended December 31, 2004 and 2003.

Aurora is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Québec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol ARP.

Aurora is also indirectly involved in gold exploration through Lake Shore Gold Corp. ("Lake Shore"), in which Aurora currently holds an 18.9% interest, and diamond exploration through Superior Diamonds Inc. ("Superior"), in which Aurora holds a 24.6% interest. The combined market value of these investments as at December 31, 2004 was $16.1 million.

As a result of equity transactions completed by Lake Shore and Superior during 2003, the Company's interest in both of these companies was reduced. Consequently, the Company changed the method of accounting for its interest in these previously controlled subsidiaries, from consolidation to the equity basis. The results of operations of Lake Shore were consolidated with those of Aurora for the eight month period ended August 31, 2003 and Superior for the eleven month period ended November 30, 2003. Consequently, comparison to the previous period results may not be meaningful.

In December 2004, pursuant to a Plan of Arrangement between Lake Shore and Holmer Gold Mines Limited ("Holmer"), whereby Lake Shore acquired all of the issued and outstanding shares of Holmer, Aurora's interest in Lake Shore was reduced from 38.4% to 18.9%.

OVERALL PERFORMANCE

During the year ended December 31, 2004, the Company conducted geophysics, drilling, sampling and follow-up work on a number of its projects and incurred approximately $2.3 million ($2.1 million on a cash basis) on exploration expenditures.

Drilling continued on the Foy Offset Dyke at the Nickel Lake Property with the completion of hole NI-24-A, a wedge hole drilled to a depth of 1,040 metres from its collar in hole NI-24. The hole targeted the projected down-plunge westward extension of the Nickel Lake Zone and intersected a 26.5 metre section of 10% to 15% total sulphides along the dyke's hanging wall contact. The interval returned a length weighted-average grade of 0.38% Ni, 0.26% Cu and 497 ppb TPM, including a section exhibiting patchy semi-massive to massive sulphides yielding 0.80% Ni and 0.62% Cu over 4.98 metres.

Reconnaissance mapping, lithogeochemical sampling and prospecting continued during the last two quarters on the Temiscamingue Project in the Temiscamingue region of Québec, resulting in some new discoveries of gold mineralization, including grab samples assaying 59.8 grams per tonne gold, 42.7 grams per tonne gold and 18.35 grams per tonne gold. Outcrop stripping and channel sampling of these areas was completed late in the fourth quarter in preparation for a winter drill program.

The Company also conducted drilling and geophysical work on the Foy Property and further drill targets were defined for drilling in 2005.

During the year ended December 31, 2004, the Company received proceeds of $2,783,751 from the exercise of warrants. The

Company is in solid financial condition with working capital of $4.2 million, issued share capital of 21,335,414 shares and a number of advanced stage projects in its portfolio. The Company does not have any long-term debt.

ONTARIO PROJECTS

FOY-FOOTWALL JOINT VENTURE (AURORA/FALCONBRIDGE)

In late 2003, Aurora vested its 60% interest in the Falconbridge Properties which make up the Foy-Footwall joint venture with Falconbridge Ltd.

No field work was carried out on the Footwall Property by the Company in the fourth quarter. Digitizing of Falconbridge Mine and East Mine geological and engineering level plans and sections was completed in the third quarter, and work is currently ongoing building three-dimensional computer generated models of the Falconbridge Mine, while the East Mine three-dimensional model was completed in the fourth quarter. Both models will be completed in the fourth quarter and merged into a common database structure that will be used to assist in generating exploration targets.

Drilling of hole OF-02 on the Foy Property began in November 2004, and was still in progress by the end of the year. Located 800 metres northwest of Nickel Lake, the hole was drilled to test an off-hole BHUTEM-4 geophysical conductor (modelled from a survey run in hole OF-01) within the hanging wall of the Foy Offset Dyke.

The Crazy Creek Zone of structurally controlled footwall-type stringer mineralization rich in copper and precious metals (including platinum and palladium) is located within the Foy Offset Dyke approximately 5 kilometres west-northwest of the intersection of the Foy Offset Dyke with the Sudbury Igneous Complex ("SIC"). A surface IP (induced polarization) geophysical survey was finished in early June 2004 to better define the extent of the Crazy Creek-type mineralization. In November 2004, a deep IP/Resistivity survey was completed over the ground to delineate deep, disseminated, sulphide zones believed to exist beneath the Crazy Creek Zone. Three deep IP/Resistivity lines, for a total of 7.05 line kilometres, were surveyed. The June 2004 IP/Resistivity surveys outlined several IP chargeability anomalies that could be associated with the targeted mineralization. The results indicate that there are a number of high chargeability zones located at depth beneath the Crazy Creek Zone that appear to be connected to the surface showings. Drill targets have been defined with drilling expected to commence in 2005.

A surface electromagnetic geophysical survey was completed over the southern portion of the Foy Property. This area covers a section SIC contact, as well as an extensive zone of footwall Sudbury Breccia with occurrences of blebby chalcopyrite, semi-massive surface sulphide showings, and a well defined protuberance of SIC norite into the surrounding footwall rocks. Survey data is currently being processed in order to identify near surface conductors. Drilling is expected to begin in 2005.

NICKEL LAKE PROPERTY (AURORA/INCO)

The Nickel Lake Property consists of five patented claims totalling 71 hectares and lies 1.3 kilometres west-northwest of the north range of the SIC. In 2002, the Company signed an agreement with Inco Limited ("Inco") granting the Company the option to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 Aurora shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. As at December 31, 2004, the Company had met all of its commitments and earned a 60% interest in the Property.

The Property hosts numerous nickel-copper-PGM sulphide showings. Historical (shallow) drilling by Inco intersected significant sulphide mineralization at Foster Lake, and recent drilling by Aurora at Nickel Lake intersected numerous massive nickel-copper-PGM sulphide occurrences from near surface to 800 metres depth. Airborne electromagnetic surveys indicate that mineralization extends intermittently, along the entire length of the Nickel Lake-Foster Lake corridor (1.4 kilometres). Inco's nearby Nickel Lake nickel-copper-PGM deposit (approximately 1.5 million tonnes) lies 250 metres southeast of Aurora's Nickel Lake Property.

Exploration activities on the Nickel Lake Property during the fourth quarter focused on the Nickel Lake North Zone. A modelled up-dip flexure or constriction in the Foy Offset Dyke appears to govern the distribution of the massive nickel-copper-PGM sulphides along this segment of the dyke. Drilling in the fourth quarter was limited to the completion of hole NI-24-A, a down-wedge hole drilled to a final depth of 1,040 metres from its collar position at the 381 metre mark of mother hole NI-24 (659 metres). NI-24-A was drilled to test the projected down-plunge (western) extension of the Nickel Lake North Zone, west and down from the NI-25-A sulphide intersection. The hole intersected 10% to 15% total sulphides over a core length of 26.5 metres along the dyke's hanging wall contact. The interval returned a length weighted-average grade of 0.38% Ni, 0.26% Cu and 497 ppb total precious metals, including a section exhibiting patchy semi-massive to massive sulphides yielding 0.80% Ni and 0.62% Cu over 4.98 metres. Total drilling on the Nickel Lake Project since its initiation in June 2002 includes 23 boreholes totalling 14,117.78 metres.

In December, JVX Ltd. was contracted to carry out a borehole Mise-a-la-Masse geophysical survey on selected holes in the Nickel Lake North Zone to help determine the nature of the electrical continuity existing between the zone's individual sulphide intersections. The borehole IP/Resistivity survey results indicate that the zone traced over a down-plunge distance of approximately 650 metres.

Drilling and geophysical results on the Nickel Lake North Zone (drillholes NI-20 to NI-25-A) have established the presence of a conductive trend extending over 100 metres in strike and in excess of 435 metres in vertical depth along the hanging wall of the Foy Offset Dyke. Boreholes NI-21, NI-22, NI-25, NI-25-A and NI-24-A have intersected the modelled conductor and confirmed the presence of mineralization over a vertical extent of 305 metres. Drilling and geophysical results to date indicate that the sulphides represent a pipe-like or sub-vertical, ribbon-like body of moderately steep westerly plunge. The sulphides appear to be concentrated at a constriction developed within the dyke as a result of a moderate flattening of the dyke and the lodging of a mega-inclusion against the footwall margin of the dyke. Total expenditures incurred to December 31, 2004 on the Nickel Lake Property amounted to $2,120,710.

NORTH RANGE PROPERTY (100% AURORA)

During the fourth quarter, the Company finished surface geophysical surveys over selected areas of its extensive North Range land package located just north of the SIC contact and east of the Foy-Nickel Lake properties. Activities focused on those areas having the greatest potential for hosting Footwall-type (copper- and PGM-rich) mineralization. Several near surface conductors were located, and are to be drill tested in 2005.

TIMMINS MEGATEM PROPERTIES

In April 2003, and as part of the Data Acquisition Agreement for the Abitibi region of northern Ontario and Québec, the Company entered into an agreement with Inco on thirteen properties recently staked by Inco near Timmins, Ontario. The Company acquired a 50% interest in the properties by funding twice Inco's expenditures incurred in acquiring the thirteen properties with subsequent exploration expenditures being funded on a 50/50 basis. During 2004, the Company incurred a total of $128,000 on these properties, including acquisition costs.

The thirteen nickel properties cover electromagnetic conductors identified from recently released airborne electromagnetic surveys. The properties all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits. Reconnaissance field mapping and prospecting have been completed, as well as ground magnetics and horizontal loop electromagnetic surveys on selective properties. Two drillholes totalling 583 metres were completed in the fourth quarter with no sulphide intersections to report. Additional drilling is planned in 2005.

LANSDOWNE HOUSE PROPERTY

During 2004, no exploration work was conducted on the Lansdowne House Property. The Company's exploration focus was directed to other projects in Ontario and Québec during the year. The Company has fulfilled its assessment and maintenance obligations, and the Property remains in good standing. A re-evaluation of the Property will be undertaken in 2005.

QUÉBEC PROJECTS

TEMISCAMINGUE PROJECT

In March 2004, the Company signed an agreement with Fieldex Exploration Inc. regarding the Temiscamingue Project in the Temiscamingue region of Québec pursuant to which the parties agreed to form a 50/50 regional joint venture and contribute their respective mineral claims totalling 36,000 hectares. Each party is funding 50% of expenditures over a five year period. This consolidation of ground constitutes the largest land package in the Belleterre Gold Belt and surrounding copper-nickel-PGM and VMS (volcanogenic massive sulphide) style base metal terrains.

Reconnaissance mapping, lithogeochemical sampling and prospecting continued throughout the fourth quarter. Activities focused on a number of predefined areas deemed prospective for komattite hosted nickel deposits, vein gold deposits, gabbro hosted nickel-copper-PGM deposits, and copper-zinc VMS deposits. Assay results from grab samples from some of these areas were reported in a recent press release (September 16, 2004), and include 59.8 grams per tonne gold, 42.7 grams per tonne gold and 18.35 grams per tonne gold.

Drill targets were defined and drilling commenced in February 2005.

MIDRIM/BELLETERRE PROJECTS

The Company has earned a 70% interest in both the Midrim and Belleterre properties by fulfilling its obligations pursuant to option agreements. The combination of these properties, along with the Temiscamingue Project, are now part of a larger regional program in the Belleterre Gold Belt. During 2004, exploration efforts focused on this expanded area.

RESULTS OF OPERATIONS

The Company recorded net income of $3,795,003 or $0.18 per share for the year ended December 31, 2004 compared with $154,598 or $0.01 per share in 2003. The net income resulted from a gain of $7,049,286 and $1,837,603 during 2004 and 2003 respectively on the dilution of the Company's interest in Lake Shore and Superior as a consequence of equity financings completed by both affiliated companies. This was partially offset by operating expenditures, Aurora's equity in the operations of Lake Shore and Superior, stock-based compensation expense and provision for future income tax resulting from the dilution gain.

Consulting and management fees of $257,073 (2003 – $498,424) represent $96,000 (2003 – $172,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora (offset by $48,000 received from Lake Shore and Superior pursuant to similar administrative services agreements) and $209,073 (2003 – $326,424) in fees on account of consulting and management services provided by directors, officers and other consultants. The expense was higher in 2003 due to the consolidation of Lake Shore and Superior described earlier in this MD&A .

All other general and administrative costs remained relatively unchanged from last year except for the differences due to the consolidation effect of Lake Shore and Superior during 2003.

The Company recorded gains totalling $7,049,286 during 2004 in relation to the deemed disposition of its interest in Lake Shore ($6,645,358) and Superior ($403,928) as a result of equity financings completed by both companies as well as the acquisition of Holmer completed by Lake Shore. In addition, the Company recorded its share of the equity loss in the operations of Lake Shore ($454,154) and Superior ($238,023) amounting to $692,177. In comparison, a gain of $1,837,603 was recorded during 2003 as a result of share issuances by Lake Shore and as well as an equity loss in the operations of Lake Shore and Superior amounting to $186,432.

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Equity in operations of affiliated companies represents the Company's share of the net income or losses for the reporting period in a significantly influenced company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Stock-based compensation expense in the amount of $85,950 was recorded during 2004 (2003 – $602,708). (See "Critical Accounting Policies and Estimates.")

The Company reported income before income taxes of $5,366,276 (2003 – $154,598) on which a provision for income taxes has been recorded of $1,571,273 (2003 – nil). The effective tax rate for fiscal 2004 varies from the statutory rate of 36% due primarily to gains on sale of shares and equity losses on investments being tax affected as capital transactions and partially offset by certain non-deductible expenses such as stock-based compensation.

ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. All dollar amounts are in Canadian dollars.

FOR THE YEARS ENDED DECEMBER 31	**2004**	2003	2002
FINANCIAL RESULTS			
Interest and other income	**121,753**	333,335	104,795
Net income (loss)	**3,795,003**	154,598	(1,460,825)
Earnings (loss) per share*	**0.18**	0.01	(0.08)
FINANCIAL POSITION			
Working capital	**4,151,646**	4,547,306	8,403,901
Resource properties	**17,401,413**	15,085,834	13,863,967
Total assets	**31,218,214**	22,638,510	22,994,208
Share capital	**34,575,333**	31,620,500	30,037,864
Deficit	**(8,406,122)**	(11,424,125)	(11,578,723)
Number of common shares issued and outstanding	**21,335,414**	20,128,550	19,451,871

*Earnings (loss) per share is calculated based on the weighted-average number of shares outstanding.

SUMMARY OF QUARTERLY RESULTS

FISCAL QUARTER ENDED	4TH QUARTER DECEMBER 31 2004	3RD QUARTER SEPTEMBER 30 2004	2ND QUARTER JUNE 30 2004	1ST QUARTER MARCH 31 2004
Interest and other income	**30,670**	**28,988**	**25,020**	**37,075**
Net income (loss)	**3,585,270**	**(508,117)**	**(251,472)**	**969,322**
Earnings (loss) per share*	**0.17**	**(0.02)**	**(0.02)**	**0.05**

FISCAL QUARTER ENDED	4TH QUARTER DECEMBER 31 2003	3RD QUARTER SEPTEMBER 30 2003	2ND QUARTER JUNE 30 2003	1ST QUARTER MARCH 31 2003
Interest and other income	189,959	35,752	48,033	59,591
Net income (loss)	152,762	353,520	(322,567)	(29,117)
Earnings (loss) per share*	0.01	0.02	(0.02)	(0.00)

*Earnings (loss) per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects variations in the first, third and fourth quarters between 2004 and 2003. Gains on deemed dispositions relating to equity transactions completed by affiliated companies in the third quarter of 2003 and the first and fourth quarters of 2004 caused these variations.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets and is in good financial condition with working capital of $4,151,646 at December 31, 2004 compared with $4,547,306 as at December 31, 2003.

Cash outflows for operating activities during 2004 amounted to $705,853 versus $987,373 in 2003 and pertained mostly to general and administrative expenditures. Cash outflows of $2,228,375 (2003 – $8,376,959) for investing activities pertain mostly to expenditures on resource properties. In 2003, the amount was significantly larger due to the change in accounting for Lake Shore and Superior from consolidation to the equity basis.

The decrease in working capital of approximately $400,000 resulted from proceeds from the exercise of share purchase warrants totalling $2.8 million which was offset by resource property and operating expenditures of approximately $2.3 million ($2.1 million on a cash basis) and $727,000 respectively, and a further investment in Lake Shore and property, plant and equipment of approximately $168,000.

During 2004, the Company issued 1,113,500 common shares pursuant to the exercise of share purchase warrants for proceeds of $2,783,751, 15,000 common shares pursuant to the exercise of stock options, and 78,364 common shares pursuant to property option agreements.

The majority of resource property expenditures in 2004 were incurred on the Nickel Lake ($635,423), Temiscamingue ($780,795) and Montcalm ($328,697) properties.

During the prior year, the Company had expended flow through funds, the tax deductibility of which was renounced in favour of the share subscribers. The related tax change of $777,000 was recorded directly to deficit in the current year.

The net future tax liability at December 31, 2004 of $3,681,000 (2003 – $1,332,727) arises from the book value of investments and resource properties that exceed the tax value.

The Company has lease obligations relating to its Sudbury office of $60,732 and $35,427 in 2005 and 2006 respectively.

As at December 31, 2004, there were 2,072,500 stock options outstanding as detailed in note 7(c) of the notes to the financial statements. There are no warrants outstanding.

The Company depends on raising funds through the issuance of shares or attracting joint venture partners in order to undertake further exploration and development of its mineral properties. In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatements of prior periods, and for the year ended December 31, 2003, had the effect of reducing net income by $328,258 and increasing contributed surplus and deficit by $532,535. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $204,277.

For the year ended December 31, 2004, the total compensation expense relating to the fair value of stock options was $85,950 (2003 – $602,708). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 54% (2003 – 59%); risk-free interest rates of 5% (2003 – 5%) and expected life of three years (2003 – five years).

The stock-based compensation expense for the year ended December 31, 2003 includes only $139,440 relating to stock options issued by Aurora. The remaining balance relates to stock options issued by its affiliated companies, Lake Shore and Superior, whose results of operations were being consolidated with those of the Company at the time.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company paid a total of $119,100 (2003 – $189,541) in consulting and management fees to companies controlled by Daniel Innes, President and CEO of Aurora, and also to the unrelated directors of the Company. Fees paid to Mr. Innes are charged on a per diem basis and the Chair of the Company, Alan Moon, receives a monthly fee of $3,000. Three other unrelated directors received an annual fee of $6,000 each during the third quarter of 2004. A total of $96,000 (2003 – $172,000) was paid to Southwestern (a monthly fee of $8,000) pursuant to an administrative services agreement between Southwestern and Aurora. The Company also received $48,000 (2003 – $48,000) from Lake Shore ($24,000) and Superior ($24,000) under the terms of separate administrative services agreements (a monthly fee of $2,000 from each company).

In December 2002, Aurora granted to its Chair of the Board at the time, George Plewes, an option to purchase 550,000 of its shares of Lake Shore at $0.24 per share in consideration of Mr. Plewes' initiative in facilitating the reverse takeover of Lake Shore. In December 2004, Mr. Plewes exercised his option to purchase the 550,000 shares of Lake Shore from Aurora. Concurrently, Aurora acquired 550,000 shares of Lake Shore by exercising 550,000 acquisition warrants at $0.24 that were granted to Aurora pursuant to the RTO. Aurora's interest in Lake Shore remained unchanged as a result of this transaction.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three unrelated directors, meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2004 and 2003 and the Information Circular. These documents are available on SEDAR at www.sedar.com.

Auditors' Report

TO THE SHAREHOLDERS OF AURORA PLATINUM CORP.

We have audited the balance sheets of Aurora Platinum Corp. as at December 31, 2004 and 2003 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005

Balance Sheets

AS AT DECEMBER 31	2004	2003
		(note 3)
ASSETS		
Current		
Cash and cash equivalents	**$ 4,377,104**	$ 4,516,031
Exploration advances and other receivables	**178,175**	262,263
	4,555,279	4,778,294
Property, plant and equipment (note 5)	**156,534**	156,503
Investments (note 4)	**9,104,988**	2,617,879
Resource properties (note 6)	**17,401,413**	15,085,834
	$ 31,218,214	$ 22,638,510
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 392,525**	$ 226,428
Due to affiliated company (note 10)	**11,108**	4,560
	403,633	230,988
LONG TERM		
Future income taxes (note 11)	**3,681,000**	1,332,727
	4,084,633	1,563,715
SHAREHOLDERS' EQUITY		
Share capital (note 7)	**34,575,333**	31,620,500
Contributed surplus	**964,370**	878,420
Deficit	**(8,406,122)**	(11,424,125)
	27,133,581	21,074,795
	$ 31,218,214	$ 22,638,510

See accompanying notes to financial statements

Approved by the Board

ALAN C MOON **DANIEL G INNES**

Statements of Income and Deficit

FOR THE YEARS ENDED DECEMBER 31	2004	2003
		(note 3)
EXPENSES		
Consulting and management fees	$ 257,073	$ 498,424
General exploration	142,169	26,804
Shareholder information	132,658	250,456
Legal and accounting	90,899	200,660
Office expense	163,040	277,468
Resource property costs written off (note 6)	177,961	258,630
Travel	62,836	51,951
Loss before undernoted items	(1,026,636)	(1,564,393)
Interest and other income	121,753	333,335
Equity in losses of affiliated companies (note 4)	(692,177)	(186,432)
Gain on shares issued by affiliated companies (note 4)	7,049,286	1,837,603
Stock-based compensation (note 3)	(85,950)	(602,708)
Income (loss) before non-controlling interest	5,366,276	(182,595)
Non-controlling interest (note 8)	-	337,193
Income before tax	5,366,276	154,598
Provision for income tax (note 11)	(1,571,273)	-
Net income for the year	3,795,003	154,598
Deficit at beginning of year	(11,424,125)	(11,578,723)
Provision for income tax on flow through shares (note 11)	(777,000)	-
Deficit at end of year	$ (8,406,122)	$ (11,424,125)
Earnings per share – basic and diluted	$ 0.18	$ 0.01
Weighted-average number of shares outstanding	21,245,723	19,762,225

See accompanying notes to financial statements

Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31	2004	2003
OPERATING ACTIVITIES		
Net income for the year	$ 3,795,003	$ 154,598
Items not involving cash		
Equity in losses of affiliated companies	692,177	186,432
Gain on shares issued by affiliated companies	(7,049,286)	(1,837,603)
Provision for income tax	1,571,273	-
Non-controlling interest	-	(337,193)
Other income	-	(160,464)
Stock-based compensation	85,950	602,708
Resource property costs written off	177,961	258,630
	(726,922)	(1,132,892)
Change in non-cash operating working capital items		
(Increase) decrease in exploraton advances and other receivables	(26,328)	62,239
Increase in accounts payable and accrued charges	47,397	83,280
	(705,853)	(987,373)
INVESTING ACTIVITIES		
Resource property expenditures	(2,060,297)	(4,454,010)
Decrease in cash due to change in accounting for affiliated companies	-	(3,881,276)
Increase in investment	(130,000)	-
Additions to property, plant and equipment	(38,078)	(41,673)
	(2,228,375)	(8,376,959)
FINANCING ACTIVITIES		
Shares issued	2,795,301	1,348,038
Shares issued by subsidiary companies	-	3,890,320
	2,795,301	5,238,358
Decrease increase in cash and cash equivalents during the year	(138,927)	(4,125,974)
Cash and cash equivalents at beginning of year	4,516,031	8,642,005
Cash and cash equivalents at end of year	$ 4,377,104	$ 4,516,031
Cash and cash equivalents consist of:		
Cash	$ 184,412	$ 325,460
Short-term investments	4,192,692	4,190,571
Cash and cash equivalents at end of year	$ 4,377,104	$ 4,516,031

Supplemental Cash Flow Information (note 9)

See accompanying notes to financial statements

DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF BUSINESS

Aurora Platinum Corp. ("Aurora" or the "Company") is engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host nickel, copper, platinum and palladium, and is also exploring for diamonds and gold through its affiliated companies, Superior Diamonds Inc. ("Superior") and Lake Shore Gold Corp. ("Lake Shore"). Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition. All properties are currently in the exploration stage.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) BASIS OF PRESENTATION

In September 2003, the Company changed the method of recording its interest in Lake Shore, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Lake Shore have been consolidated with those of the Company for the eight month period ended August 31, 2003. The Company's investment in Lake Shore has been accounted for using the equity basis effective September 1, 2003.

In December 2003, the Company changed the method of recording its interest in Superior, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Superior have been consolidated with those of the Company for the eleven month period ended November 30, 2003. The Company's investment in Superior has been accounted for using the equity basis effective December 1, 2003.

b) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include those short-term money market instruments that on acquisition have a term to maturity of three months or less.

c) FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. Except as otherwise disclosed, the fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

d) RESOURCE PROPERTIES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made. Expenses of a general reconnaissance nature along with some of the costs of maintaining exploration offices are written off to general exploration during the year.

e) PROPERTY, PLANT AND EQUIPMENT

Capital assets are recorded at cost. Depreciation is computed on the following basis:

Office and other equipment	declining balance – 20%
Computer equipment	declining balance – 30%
Leasehold improvements	straight-line over 6 years

f) INVESTMENTS

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

g) FUTURE INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

h) STOCK OPTIONS

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

i) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

j) EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatements of prior periods, and for the year ended December 31, 2003, had the effect of reducing net income by $328,258 and increasing contributed surplus and deficit by $532,535. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $204,277.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $85,950

(2003 – $602,708). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 54% (2003 – 59%); risk-free interest rates of 5% (2003 – 5%) and expected life of three years (2003 – five years).

The stock-based compensation expense for the year ended December 31, 2003 includes only $139,440 relating to stock options issued by Aurora. The remaining balance relates to stock options issued by its affiliated companies, Lake Shore and Superior, whose results of operations were being consolidated with those of the Company at the time.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

4. INVESTMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004	% OWNERSHIP	BOOK VALUE	MARKET VALUE	GAIN ON SHARES ISSUED	EQUITY IN LOSSES
Lake Shore Gold Corp.	18.9	$ 8,912,899	$ 13,300,000	$ 6,645,358	$ (454,154)
Superior Diamonds Inc.	24.6	192,089	2,812,893	403,928	(238,023)
Balance at December 31, 2004		$ 9,104,988	$ 16,112,893	$ 7,049,286	$ (692,177)

FOR THE YEAR ENDED DECEMBER 31, 2003	% OWNERSHIP	BOOK VALUE	MARKET VALUE	GAIN (LOSS) ON SHARES ISSUED	EQUITY IN LOSSES
Lake Shore Gold Corp.	42.9	$ 2,591,695	$ 19,140,000	$ 1,956,169	$ (69,507)
Superior Diamonds Inc.	27.6	26,184	5,214,143	(118,566)	(116,925)
Balance at December 31, 2003		$ 2,617,879	$ 24,354,143	$ 1,837,603	$ (186,432)

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in losses of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

In December 2004, pursuant to a Plan of Arrangement between Lake Shore and Holmer Gold Mines Limited ("Holmer"), whereby Lake Shore acquired all of the issued and outstanding shares of Holmer, Aurora's interest in Lake Shore was reduced from 38.4% to 18.9%.

5. PROPERTY, PLANT AND EQUIPMENT

			2004	2003
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Office and other equipment	$ 87,250	$ 33,590	$ 53,660	$ 56,032
Computer equipment	146,987	72,754	74,233	78,360
Leasehold improvements	38,832	10,191	28,641	22,111
	$ 273,069	$ 116,535	$ 156,534	$ 156,503

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $38,047 (2003 – $40,811).

6. RESOURCE PROPERTIES

FOR THE YEAR ENDED DECEMBER 31, 2004	FALCONBRIDGE PROPERTIES	MIDRIM PROPERTY	BELLETERRE PROPERTY	NICKEL LAKE PROPERTY	LANSDOWNE HOUSE PROPERTY	OTHER[1]	TOTAL
Balance, beginning of year	$ 5,875,712	$ 1,733,194	$ 1,334,211	$ 1,485,287	$ 2,579,867	$ 2,077,563	$ 15,085,834
Property acquisition assessment and maintenance	11,573	116,040	95,000	–	3,282	86,850	312,745
Analytical	12,171	–	–	15,646	–	40,739	68,556
Geophysics	58,851	–	125	71,307	–	264,373	394,656
Geology	61,310	1,134	1,925	101,734	1,449	500,992	668,544
Drilling	105,316	–	–	427,664	–	288,669	821,649
Research	–	–	–	–	–	3,063	3,063
Project administration	26,858	2,347	1,372	19,072	11,224	283,638	344,511
Property costs written off	–	–	–	–	–	(177,961)	(177,961)
Québec refundable tax credits	–	(57,611)	(27,182)	–	–	(35,391)	(120,184)
Balance, end of year	$ 6,151,791	$ 1,795,104	$ 1,405,451	$ 2,120,710	$ 2,595,822	$ 3,332,535	$ 17,401,413

[1]Includes: AEM 2000 ($892,802), AEM-Abitibi ($205,068), Rand ($322,041), North Range ($533,354), Temiscamingue ($780,795), Montcalm ($328,697), Miscellaneous ($269,778).

FOR THE YEAR ENDED DECEMBER 31, 2003	FALCONBRIDGE PROPERTIES	MIDRIM PROPERTY	BELLETERRE PROPERTY	NICKEL LAKE PROPERTY	LANSDOWNE HOUSE PROPERTY	OTHER[1]	TOTAL
Balance, beginning of year	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 873,642	$ 2,003,269	$ 2,768,435	$ 13,863,967
Property acquisition, assessment and maintenance	888	–	94,999	868	26	205,987	302,768
Analytical	58,181	27,571	12,764	10,443	38,968	10,580	158,507
Geophysics	279,551	2,900	–	86,621	26,078	62,269	457,419
Geology	290,587	56,250	29,115	93,036	293,493	189,451	951,932
Drilling	684,677	–	–	380,355	182,687	99,114	1,346,833
Research	–	–	–	–	7,251	–	7,251
Project administration	168,776	5,413	5,323	40,322	28,095	80,981	328,910
Property costs written off	–	–	–	–	–	(258,630)	(258,630)
Deconsolidation of Lakeshore	–	–	–	–	–	(757,443)	(757,443)
Deconsolidation of Superior	–	–	–	–	–	(294,881)	(294,881)
Québec refundable tax credits	–	(599,777)	(392,722)	–	–	(28,300)	(1,020,799)
Balance, end of year	$ 5,875,712	$ 1,733,194	$ 1,334,211	$ 1,485,287	$ 2,579,867	$ 2,077,563	$ 15,085,834

[1]Includes: AEM 2000 ($910,667), AEM-Abitibi ($225,734), Rand ($246,382); North Range ($294,186); Miscellaneous ($400,594).

FALCONBRIDGE PROPERTIES

In June 2000, the Company signed an option agreement with Falconbridge Limited ("Falconbridge") covering the Foy and Footwall properties within the Sudbury District of Ontario. Under the terms of the agreement, the Company earned a 60% interest in both properties during 2003 by expending $6 million (including a 10% management fee charged by the Operator) on exploration over three years. Both parties are now funding exploration on a pro rata basis.

MIDRIM PROPERTY

In June 2000, the Company entered into an agreement with the owners of the Midrim Copper-Nickel Property ("Midrim") in Western Québec. In 2004, the Company earned a 70% interest in the Project by fulfilling all of the terms of the agreement.

BELLETERRE PROPERTY

In October 2000, the Company entered into an Option Agreement with Hinterland Exploration Ltd. to acquire an interest in the Belleterre Property ("Belleterre") in Québec. In 2004, the Company earned a 70% interest in the Project by fulfilling all of the terms of the agreement.

NICKEL LAKE PROPERTY

In May 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. As at December 31, 2004, the Company had met all of its commitments and earned a 60% interest in the Property.

LANSDOWNE HOUSE PROPERTY

The Company acquired, by staking, a 100% interest in the Lansdowne House Property which is comprised of 13,088 hectares. The Lansdowne House Property is located in the Thunder Bay Mining Division in northwestern Ontario.

OTHER

In March 2004, the Company signed an agreement with Fieldex Exploration Inc. regarding the Temiscamingue Project in the Temiscamingue region of Québec pursuant to which the parties agreed to form a 50/50 regional joint venture and contribute their respective mineral claims totalling 36,000 hectares. Each party is funding 50% of expenditures over a five year period.

During 2004, the Company wrote off exploration expenditures totalling $177,961 relating to various miscellaneous projects in Ontario and Québec.

In 2003, the Company wrote off exploration expenditures totalling $258,630 relating to the Angliers Property in Québec.

7. SHARE CAPITAL

a) Authorized unlimited number of common shares without par value.

b) *During the years ended December 31, 2004 and 2003, changes in issued share capital were as follows:*

FOR THE YEAR ENDED DECEMBER 31	2004		2003	
	NUMBER OF SHARES	**AMOUNT**	NUMBER OF SHARES	AMOUNT
Issued at beginning of year	**20,128,550**	**$ 31,620,500**	19,451,871	$ 30,037,864
Issued on the exercise of stock options	**15,000**	**11,550**	105,000	80,850
Issued on the exercise of share purchase warrants	**1,113,500**	**2,783,751**	483,346	1,267,187
Issued pursuant to property options agreements	**78,364**	**159,532**	88,333	234,599
Issued at end of year	**21,335,414**	**$ 34,575,333**	20,128,550	$ 31,620,500

In 2004, the Company issued 23,364 common shares pursuant to the Midrim Property option, 40,000 common shares pursuant to the Belleterre Property option, and 15,000 common shares pursuant to the Montcalm Property option.

In 2003, the Company issued 50,000 shares to Inco pursuant to the AEM-Abitibi agreement, 23,333 common shares pursuant to the Belleterre Property option agreement, and 15,000 shares under a separate option agreement.

c) STOCK OPTIONS

At December 31, 2004, there were 2,072,500 options outstanding and exercisable under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	2004		2003	
	NUMBER OF OPTIONS	**WEIGHTED-AVERAGE EXERCISE PRICE**	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**1,946,500**	**$ 2.58**	1,967,500	$ 2.47
Granted	**296,000**	**$ 1.61**	84,000	$ 3.00
Exercised	**(15,000)**	**$ 0.77**	(105,000)	$ 0.77
Cancelled	**(155,000)**	**$ 2.53**	–	$ –
Outstanding and exercisable at end of year	**2,072,500**	**$ 2.46**	1,946,500	$ 2.58

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

NUMBER OF OPTIONS	EXERCISE PRICE RANGE	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING YEARS OF CONTRACTUAL LIFE
695,000	$0.77	$ 0.77	0.3
1,156,500	$2.89-$4.25	$ 3.67	1.5
221,000	$1.41-1.48	$ 1.48	4.4
2,072,500		$ 2.46	1.4

8. NON-CONTROLLING INTEREST

For the year ended December 31, 2003, the non-controlling interest of $337,193 appearing on the statements of income and deficit represents the minority shareholders' interest in the results of operations of Lake Shore until August 31, 2003 and Superior until November 30, 2003. See note 2(a) for the description of change in accounting treatment of these investments.

9. SUPPLEMENTAL CASH FLOW INFORMATION

SIGNIFICANT NON-CASH INVESTING AND FINANCING TRANSACTIONS	**2004**	2003
INVESTING ACTIVITIES		
Common shares issued pursuant to property option agreements.	**$ 159,532**	$ 234,599
OTHER SUPPLEMENTAL CASH FLOW INFORMATION		
Taxes paid	**$ 32,304**	$ 32,900
Interest received	**$ 120,395**	$ 168,875

10. RELATED PARTY TRANSACTIONS

	2004	2003
Fees paid on account of consulting and management services provided by directors and companies controlled by directors and officers	$ 119,100	$ 189,541
Amounts paid to Southwestern Resources Corp. (a company related by directors in common) under the terms of an administrative services agreement	$ 96,000	$ 172,000
Amounts received from Lake Shore and Superior under the terms of separate administrative services agreements	$ 48,000	$ 48,000

As at December 31, 2004, $11,108 (2003 – $4,560) was due to Southwestern Resources Corp.

11. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net income (loss) for the year due to the following:

	2004	2003
Canadian statutory federal income tax rate	36%	38%
Provision (recovery) of income taxes computed at statutory rates	$ (1,860,273)	$ 55,000
Effect of provincial tax rates	–	5,000
Non-deductible expenses	(31,000)	104,000
Non-taxable portion of capital transactions	1,106,000	(349,000)
Adjustment arising on tax filings	(786,000)	–
Valuation allowance	–	185,000
Income tax provision	$ (1,571,273)	$ –

The Company reported income before income taxes of $5,366,276 (2003 – $154,598) on which a provision for income taxes has been recorded at $1,571,273 (2003 – nil). The effective tax rate for fiscal 2004 varies from the statutory rate of 36% due primarily to gains on sale of shares and equity losses on investments being tax affected as capital transactions, partially offset by certain non-deductible expenses, such as stock-based compensation.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax liability is as follows:

	2004	2003
Operating loss carry-forwards	$ 1,241,000	$ 469,000
Share issue costs	216,000	197,000
Net future income asset	1,457,000	666,000
Carrying value of assets in excess of tax value	(3,825,000)	(1,812,727)
Carrying value of investments in excess of tax value	(1,313,000)	(186,000)
Net future tax liability	$ (3,681,000)	$ (1,332,727)

During the prior year, the Company had expended flow through funds, the tax deductibility of which was renounced in favour of the share subscribers. The related tax change was recorded directly to deficit in the current year.

The net future tax liability at December 31, 2004 of $3,681,000 (2003 – $1,332,727) arises from the book value of investments and resource properties that exceed the tax value.

At December 31, 2004, the Company had loss carry-forwards of $2,551,000 available for tax purposes in Canada, which expire between 2005 and 2011.

DIRECTORS AND OFFICERS

Alan C Moon * † ◊ ‡
Chair and Director

Daniel G Innes ◊
President, CEO and Director

Michael J Byron
Vice President, Exploration

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

Parkash K Athwal
Vice President, Finance and CFO

William D McCartney * ‡
Director

A Murray Sinclair †
Director

Michael D Winn * † ◊ ‡
Director

* MEMBER OF THE AUDIT COMMITTEE
† MEMBER OF THE COMPENSATION COMMITTEE
◊ MEMBER OF THE ENVIRONMENT AND SAFETY COMMITTEE
‡ MEMBER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

HEAD OFFICE

Aurora Platinum Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
T: 604 687 7778
F: 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

EXPLORATION OFFICES

Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
T: 705 525 0992
F: 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0
T/F 819 765 2718

AUDITORS

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

STOCK EXCHANGE LISTING

ARP – TSXV

AURORA PLATINUM CORP.

PO BOX 10102
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER, BC
CANADA V7Y 1C6

T: 604 687 7778
F: 604 688 5175
WWW.AURORAPLATINUM.COM
INFO@AURORAPLATINUM.COM